EXHIBIT 99.1

NOVADAQ to Present at the Upcoming JMP Securities 2017 Life Sciences Conference

TORONTO, June 07, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. (NASDAQ:NVDQ) (TSX:NDQ), the leading provider of proven comprehensive fluorescence imaging solutions that improve clinical outcomes and reduce healthcare costs in minimally invasive and open surgeries, today announced that Rick Mangat, President and Chief Executive Officer, is scheduled to present at the JMP Securities 2017 Life Sciences Conference on Wednesday, June 21 at 2:00 p.m. Eastern Time at the St. Regis Hotel in New York, NY.

The presentation will be webcast live and archived for 90 days on the Company’s website at www.novadaq.com under the “Events” tab in the Investors section.

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 250 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. The SPY PHI open surgery portable, handheld imager is FDA (510)k cleared and CE Marked and is indicated for the visualization of blood flow and tissue perfusion in plastic, reconstructive, micro and gastrointestinal surgeries. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

For more information, please contact:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com